UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)




                           General Host Corporation
                               (Name of Issuer)



                         Common Stock, $1.00 par value
                        (Title of Class of Securities)



                                  370064 10 7
                                (CUSIP Number)






Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Page 1 of 4 pages

Page 2 of 4 pages

All information as of December 31, 1996
CUSIP No.  370064 10 7

1        Name of reporting person:  Harris J. Ashton
         S.S. or I.R.S. Identification No. of Above Person:  ###-##-####

2        Check Appropriate Box if a member of a group*   (a)  [  ]
                                                         (b)  [  ]

3        SEC use only

4        Citizenship or Place of Organization:  United States

Number of        5       Sole Voting Power
Shares                   1,532,157
Beneficially     6       Shared Voting Power
Owned by                 0
Each             7       Sole Dispositive Power
Reporting                1,532,157
Person With      8       Shared Dispositive Power
                         0

9        Aggregate Amount Beneficially owned by each reporting person:
         1,814,561

10       Check Box if the Aggregate amount in Row (9) excludes
         certain shares                                       [X]

11       Percent of Class Represented by Amount in Row (9):
         7.71%

12       Type of Reporting Person:  IN

Item 1(a)        Name of Issuer:
                 General Host Corporation

Item 1b  Address of Issuer's Principal Executive Offices:
         Metro Center, One Station Place, P.O. Box 10045
         Stamford, Connecticut  06904

Item 2a  Name of Person Filing:   Harris J. Ashton

Item 2b  Address of Principal Business Office:
         Metro Center, One Station Place, P.O. Box 10045
         Stamford, Connecticut  06904

Item 2c  Citizenship:  United States

Item 2d  Title of Class of Securities:  Common Stock, $1.00 Par Value

Item 2e  CUSIP Number:  370064-10-7

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not Applicable

Item 4   Ownership as of December 31, 1996:

         (a) Amount beneficially owned: 1,814,561 shares, including 240,000 shares subject to options outstanding and exercisable on or within 60 days after December 31, 1996 (excludes 23,621 shares directly owned and 10,627 shares beneficially owned by Reporting Person's wife, and 65,087 shares owned by a foundation of which Reporting Person is an officer. Reporting Person disclaims beneficial ownership of these shares).

         (b)     Percent of class:  7.71%

         (c)     Number of shares as to which Reporting Person has:

                 (i)   sole power to vote or direct to vote: 1,532,157 shares
                 (ii)  shared power to vote or direct to vote:  0 shares
                 (iii) sole power to dispose of or direct disposition of:
                       1,532,157 shares
                 (iv)  shared power to dispose of or direct disposition of:
                       0 shares

Item 5   Ownership of Five Percent or Less of a Class.
         Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
         Not Applicable.

Item 8   Identification and Classification of Members of the Group.
         Not Applicable.

Item 9   Notice of Dissolution of Group.
         Not Applicable.

Item 10  Certification.
         Not Applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 31, 1997



                                     /S/ HARRIS J. ASHTON
                                     Harris J. Ashton